Companies Run By Shareholders, For Shareholders
David Kinder
VP Corporate Development & Treasurer
December 6, 2011
Filed by Kinder Morgan, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934.
Subject Company: El Paso Corporation
Commission File No.: 001-14365
Commission File No. for Registration Statement
on Form S-4: 333-177895

Forward-Looking Statements
This presentation contains forward-looking statements.  These forward-looking statements are identified as any statement that does not relate strictly to historical or current facts.  In particular, statements, express or implied, concerning future actions, conditions or events, future operating results or the ability to generate revenues, income or cash flow or to make distributions or pay dividends are forward-looking statements.  Forward-looking statements are not guarantees of performance.  They involve risks, uncertainties and assumptions.  Future actions, conditions or events and future results of operations of
Kinder Morgan Energy Partners, L.P., Kinder Morgan Management, LLC and Kinder Morgan, Inc. may
differ materially from those expressed in these forward-looking statements.  Many of the factors that will determine these results are beyond Kinder Morgan's ability to control or predict.  These statements are necessarily based upon various assumptions involving judgments with respect to the future, including, among others, the ability to achieve synergies and revenue growth; national, international, regional and local economic, competitive and regulatory conditions and developments; technological developments;
capital and credit markets conditions; inflation rates; interest rates; the political and economic stability of oil producing nations; energy markets; weather conditions; environmental conditions; business and regulatory or legal decisions; the pace of deregulation of retail natural gas and electricity and certain agricultural products; the timing and success of business development efforts; terrorism; and other uncertainties.
There is no assurance that any of the actions, events or results of the forward-looking statements will occur, or if any of them do, what impact they will have on our results of operations or financial condition.
Because of these uncertainties, you are cautioned not to put undue reliance on any forward-looking statement.

Use of Non-GAAP Financial Measures

The non-generally accepted accounting principles ("non-GAAP") financial measures of distributable cash flow before certain items (both in the aggregate and per unit), segment earnings before depreciation, depletion, amortization and amortization of excess cost of equity investments ("DD&A") and certain items, segment distributable cash flow before certain items, and earnings before interest, taxes and DD&A ("EBITDA") before certain items are included in this presentation.  Our non-GAAP financial measures should not be considered as alternatives to GAAP measures such as net income or any other GAAP measure of liquidity or financial performance.
Distributable cash flow before certain items and EBITDA before certain items are significant metrics used by us and by external users of our financial statements, such as investors, research analysts, commercial banks and others, to compare basic cash flows generated by us to the cash distributions we expect to pay our unitholders on an ongoing basis.  Management uses these metrics to evaluate our overall performance.  Distributable cash flow before certain items also allows management to simply calculate the coverage ratio of estimated ongoing cash flows to expected cash distributions.  Distributable cash flow before certain items and EBITDA before certain items are also important non-GAAP financial measures for our unitholders because they serve as indicators of our success in providing a cash return on investment.  These financial measures indicate to investors whether or not we typically are generating cash flow at a level that can sustain or support an increase in the quarterly distributions we are paying pursuant to our partnership agreement.  Our partnership agreement requires us to distribute all available cash.  Distributable cash flow before certain items, EBITDA before certain items and similar measures used by other publicly traded partnerships are also quantitative measures used in the investment community because the value of a unit of such an entity is generally determined by the unit's yield (which in turn is based on the amount of cash distributions the entity pays to a unitholder).  The economic substance behind our use of distributable cash flow before certain items and EBITDA before certain items is to measure and estimate the ability of our assets to generate cash flows sufficient to make distributions to our investors.
We define distributable cash flow before certain items to be limited partners' pretax income before certain items and DD&A, less cash taxes paid and sustaining capital expenditures for KMP, plus DD&A less sustaining capital expenditures for Rockies Express, Midcontinent Express, Fayetteville Express, KinderHawk and Cypress, our equity method investees, less equity earnings plus cash distributions received for Express and Endeavor, two additional equity investees.  Distributable cash flow before certain items per unit is distributable cash flow before certain items divided by average outstanding units. Segment distributable cash flow before certain items is segment earnings before certain items and DD&A less sustaining capital expenditures.  In certain instances to calculate segment distributable cash flow, we also add DD&A less sustaining capital expenditures for Rockies Express, Midcontinent Express, Fayetteville Express, KinderHawk and Cypress, our equity method investees.  We define EBITDA before certain items as pretax income before certain items, plus interest expense and DD&A, including the DD&A of REX, MEP, FEP, KinderHawk and Cypress, our equity method investees.
"Certain items" are items that are required by GAAP to be reflected in net income, but typically either (1) do not have a cash impact, for example, goodwill impairments, allocated compensation for which we will never be responsible, and results from assets prior to our ownership that are required to be reflected in our results due to accounting rules regarding entities under common control, or (2) by their nature are separately identifiable from our normal business operations and in our view are likely to occur only sporadically, for example legal settlements, hurricane impacts and casualty losses.  Management uses this measure and believes it is important to users of our financial statements because it believes the measure more effectively reflects our business' ongoing cash generation capacity than a similar measure with the certain items included.  For similar reasons, management uses segment earnings before DD&A and certain items and segment distributable cash flow before certain items in its analysis of segment performance and managing our business.  We believe segment earnings before DD&A and certain items and segment distributable cash flow before certain items are significant performance metrics because they enable us and external users of our financial statements to better understand the ability of our segments to generate cash on an ongoing basis.  We believe they are useful metrics to investors because they are measures that management believes are important and that our chief operating decision makers use for purposes of making decisions about allocating resources to our segments and assessing the segments' respective performance.
We believe the GAAP measure most directly comparable to distributable cash flow before certain items and to EBITDA before certain items is net income.  Segment earnings before DD&A is the GAAP measure most directly comparable to segment earnings before DD&A and certain items and segment distributable cash flow before certain items.
Our non-GAAP measures described above should not be considered as an alternative to GAAP net income, segment earnings before DD&A or any other GAAP measure.
Distributable cash flow before certain items, segment earnings before DD&A and certain items, segment distributable cash flow before certain items and EBITDA before certain items are not financial measures in accordance with GAAP and have important limitations as analytical tools. You should not consider any of these non-GAAP measures in isolation or as a substitute for an analysis of our results as reported under GAAP.  Because distributable cash flow before certain items and EBITDA before certain items exclude some but not all items that affect net income and because these measures are defined differently by different companies in our industry, our distributable cash flow before certain items and EBITDA before certain items may not be comparable to similarly titled measures of other companies.  Segment earnings before DD&A and certain items and segment distributable cash flow have similar limitations.  Management compensates for the limitations of these non-GAAP measures by reviewing our comparable GAAP measures, understanding the differences between the measures and taking this information into account in its analysis and its decision making processes.
A reconciliation of these measures to the most comparable GAAP measures is provided on our website at: http://www.kindermorgan.com/investor/presentations/

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC
Kinder Morgan, Inc. (“KMI”) has filed with the SEC a Registration Statement on Form S-4 in connection with the proposed transaction including a preliminary Information Statement/Prospectus of
KMI and a preliminary Proxy Statement of El Paso Corporation (“EP”). The Registration Statement has not yet become effective.  Following the Registration Statement having been declared effective by the SEC, KMI and EP plan to file with the SEC and mail to their respective stockholders a definitive Information Statement/Proxy Statement/Prospectus in connection with the proposed transaction.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PRELIMINARY INFORMATION STATEMENT/PROXY
STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED BY KMI OR EP, INCLUDING THE DEFINITIVE INFORMATION STATEMENT/PROXY
STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the Registration Statement and the preliminary Information Statement/Proxy Statement/Prospectus and other documents filed with the SEC by KMI and EP through the web site maintained by the SEC at www.sec.gov or by phone, e-mail or written request by contacting the investor relations department of KMI or EP at the following:
Kinder Morgan, Inc. El Paso Corporation
Address: 500 Dallas Street, Suite 1000 1001 Louisiana Street
Houston, Texas  77002 Houston, Texas  77002
Attention: Investor Relations Attention: Investor Relations
Phone: (713) 369-9490 (713) 420-5855
E-mail: kmp_ir@kindermorgan.com investorrelations@elpaso.com
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
PARTICIPANTS IN THE SOLICITATION
KMI and EP, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the merger agreement. Information regarding KMI’s directors and executive officers is contained in KMI’s Form 10-K for the year ended December 31, 2010, which has been filed with the SEC. Information regarding EP’s directors and executive officers is contained in EP’s Form 10-K for the year ended December 31, 2010 and its proxy statement dated March 29, 2011, which are filed with the SEC. A more complete description will be available in the Registration Statement and the Information Statement/Proxy Statement/Prospectus.
SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS
Statements in this document regarding the proposed transaction between KMI and EP, the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company, the sale of EP’s exploration and production assets, the possible drop-down of assets and any other statements about KMI or EP managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private Securities Litigation
Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated
by such forward looking statements, including: the ability to consummate the proposed transaction; the ability to obtain the requisite regulatory, shareholder approvals and the satisfaction of other conditions to consummation of the transaction; the possibility that financing might not be available on the terms committed; the ability to consummate contemplated asset sales; the ability of KMI to successfully integrate EP’s operations and employees; the ability to realize anticipated synergies and cost savings; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; national, international, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital and credit markets conditions; inflation rates; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather conditions; environmental conditions; business and regulatory or legal decisions; the pace of deregulation of retail natural gas and electricity and certain agricultural products; the timing and success of business development efforts; terrorism; and the other factors described in KMI’s and
EP’s Annual Reports on Form 10 K for the year ended December 31, 2010 and their most recent quarterly reports filed with the SEC. KMI and EP disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.

Different Ownership Interests in Same Set of Assets
Kinder Morgan Energy Partners, L.P.
Market Equity $25.7
(a)
Debt 12.2B
(b)
Enterprise Value $37.9B
2011E LP Distribution per Unit $4.60
(c)
2011E Total Distributions $2.6B
(c)
85MM
(86%)
14MM
(14%)
Distributions
in additional
i-units / shares
KMR
(LLC)
99 million shares (a)
LP & GP
Distributions
$1.3B (c)
KMI
Public
Float
KMI
Cash
distributions
KMP
(Partnership)
236 million units (a)
214MM
(91%)
KMI
(Inc.)
708 million shares (d)
Public
Float
Management /
Original S/H
Sponsors
22MM
(9%)
Kinder Morgan, Inc.
Market Equity $21.9B
(d)
Debt 3.2B
(e)
Enterprise Value $25.1B
2011E Dividend per Share $1.19
(f)
2011E Total Dividends $842MM
(f)
110MM
(16%)
319MM
(45%)
279MM
(39%)
(a) As of 12/2/2011; KMP market equity based on ~236 million common units (includes 5.3 million Class B units owned by Kinder Morgan, Inc.; Class B units are unlisted
KMP common units) at a price of $78.78, and ~99 million KMR shares at a price of $71.49
(b) Debt balance as of 9/30/2011, excludes the fair value of interest rate swaps, net of cash
(c) 2011 budget
(d) As of 12/2/2011; KMI market equity based on 708 million fully-diluted shares (including restricted shares) at a price of $31.00; ownership figures adjusted for management purchases reflected on SEC Form 4s through 11/23/2011
(e) Debt of KMI and its subsidiaries, excluding KMP and its subsidiaries as of 9/30/2011; excludes the fair value of interest rate swaps, purchase accounting and Kinder
Morgan G.P., Inc.’s $100 million of Series A Fixed-to-floating Rate Term Cumulative Preferred Stock due 2057, net of cash
(f) Based on expected 2011 dividend per share, on declared basis

KMR 101
(a)
KMR is
KMP
KMR shares are pari passu with KMP units
KMR dividend equal to KMP cash distribution, but paid in
additional shares; effectively a dividend reinvestment
program
(b)
Like KMP units, KMR shares are tax efficient — but with
simplified tax reporting (no K-1s, UBTI)
KMR is a significant entity
KMR market cap = $7.0 billion, ~30% of total KMP
capitalization
(c)
~$20 million in daily liquidity
KMR has generated strong returns for investors and trades
at an unjustified discount to KMP
14.9% compound annual total return since ‘01 IPO vs.
15.4% for KMP
Current 9.3% discount compared to historical 7.8%
discount since IPO
Insiders prefer KMR
Management has purchased KMR at a rate of over 2:1 vs
KMP, or almost 7:1 excluding one transaction
(d)
6
KMR Discount to KMP
Management Purchases of KMR / KMP
(d)
$10
$8
$6
$4
$2
$0
KMR
KMR
$8.1
$4.5
(millions)
10%
5%
0%
-5%
-10%
-15%
-20%
Dec-00 Dec-02
Dec-04 Dec-06 Dec-08 Dec-10
IPO 5/14/2001
(a) All figures through / as of 12/2/2011; see footnotes on slide 10 for explanation of total return calculations
(b) Calculation of share dividend: KMP quarterly cash distribution per unit divided by KMR 10-day avg price prior to x-date = fractional share paid for every KMR share owned, e.g. $1.16 / $65.986 =
0.017579 share; example reflects actual KMR share dividend calculated for 3Q 2011 paid on 11/14/2011; refer to KMP 3Q 2011 10-Q for more information
(c) As of 12/2/2011; see footnotes on slide 5 for more information
(d) Purchase of KMR shares and KMP units by directors and officers of KMR/KMP since the KMR IPO in 2001, as reported in SEC Form 4 filings;
7:1 ratio excludes one open market purchase of KMP units relating to an arrangement requiring cash distributions for payment of interest

Our Strategy: Stay the Course
Focus on stable fee-based assets that are core to North American energy infrastructure
— Market leader in each of our business segments
Control costs
— It’s the investors’ money, not management’s – treat it that way
Leverage asset footprint to seek attractive capital investment opportunities, both expansion and acquisition
— Since 1997, KMP has completed $11.5 billion in acquisitions and $13.0 billion in greenfield / expansion projects
Maintaining a strong balance sheet is paramount
— Enables continued access to capital markets to grow the business
— KMP accessed capital markets for over $24 billion since inception (a,b)
Keep it simple
7
Same Strategy Since Inception
(a) Through 9/30/2011
(b) Adjusted for 3Q KMR dividend paid on 11/14/2011
(a)

Asset
Footprint
Largest independent transporter of
petroleum products in the U.S.
— Transport ~1.9 MMBbl/d (a)
2     largest transporter of natural gas in
the U.S.
— Own an interest in / operate over 24,000
miles of interstate / intrastate pipeline
— Connected to many important natural
gas shale plays including Eagle Ford,
Haynesville, Fayetteville and Barnett
— Largest provider of contracted natural
gas treating services in U.S.
Largest transporter of CO
2
in the U.S.
— Transport ~1.3 Bcf/d of CO
2
(a)
2 largest oil producer in Texas
— Produce ~54 MBbl/d of crude oil gross
(~36 MBbl/d net) (a)
Largest independent terminal operator in
the U.S.
— Own an interest in or operate over 180
liquids / dry bulk terminals (b)
— 107 MMBbls domestic liquids capacity (c)
— Expect to handle over 100 MMtons of dry
bulk products in 2011
— Largest handler of petcoke in U.S.
Only Oilsands pipeline serving the West
Coast
— TMPL transports ~300 MBbl/d to
Vancouver / Washington State
Pacific
Northern
TransColorado
2
Pacific
CALNEV
KMCO
KMTP
KMTejas
Wink
SACROC
Yates
9
5
3
Plantation
Cypress
4
Central
Florida
7
2
2
4
3
2
2
3
KMIGT
Trailblazer
2
Cochin
Express
Platte
Trans
Mountain
Claytonville
KMLP
REX
REX
MEP
2
FEP
Puget
Sound
2
2
3
2
KinderHawk
Katz
Eagle Ford
ESPL
Horizon
NGPL
2
4
2
2
2
2
3
2
2
4
nd
nd
(a)
2011 budget
(b)
Excludes 33 transload facilities
(c)
Includes leased capacity
NGPL GAS STORAGE (KMI)
NATURAL GAS PROCESSING
NGPL (KMI)
NATURAL GAS STORAGE
NATURAL GAS PIPELINES
PRODUCTS PIPELINES
TERMINALS
TRANSMIX FACILITIES
PRODUCTS PIPELINES
GAS TREATERS
CRUDE OIL PIPELINES
TERMINALS KM HEADQUARTERS
PETROLEUM PIPELINES
(2,3,8)
INDICATES NUMBER OF
FACILITIES IN AREA
PETROLEUM PIPELINES
TERMINALS
CO
2
PIPELINES
CO
2
OIL FIELDS
2
3

15 Years of Consistent Growth
KMP Total Distributions (GP + LP) ($MM)
(a)
KMP Annual LP Distribution Per Unit
(b)
KMP Net Debt to EBITDA
(c)
9
(a)
In 2010, total distributions paid were $2,250 million.  These distributions would have been $2,420 million ($170 million greater) if all distributions paid in August 2010 had been cash from operations, rather than a portion being a distribution to the LPs of cash from interim capital transactions; the GP receives only 2% of distributions of cash from interim capital transactions
(b)
Annual LP distribution, rounded to 2 decimals where applicable
(c)
Debt is net of cash and excludes fair value of interest rate swaps
(d)
2011 budget
(e)
2011 forecast

Significant Historical Returns
(a)
Total Return
YTD
2011 2010 2-year (e) 3-year (e) 5-year (e)
KMP 19% 23% 78% 61% 108%
KMR 15% 32% 97% 60% 114%
S&P 500 Index 1% 15% 46% -8% 12%
Alerian MLP Index 9% 36% 140% 52% 115%
MSCI REIT Index 3% 28% 64% 2% 16%
Philadelphia UTY Index 14% 6% 16% -15% 21%
KMP: 26% CAGR Since ’96
(b)
KMR: 15% CAGR Since ‘01
(c)
Source: Bloomberg
(a)Total returns calculated on daily basis through 12/2/2011, except where noted; assume dividends / distributions reinvested in index / stock / unit
(b)Start date 12/31/1996
(c)Start date 5/14/2001; KMR initial public offering; KMP CAGR over same period is 15%
(d)Alerian MLP index
(e)Calculated through 12/31/2010, start dates for 2-year, 3-year and 5-year return calculations are 12/31/2008, 12/29/2007 and 12/31/2005, respectively
10
AMZ (d) = $963
KMP = $3,118
KMR
= $431
Dollars Dollars
S&P 500 = $219
S&P 500 = $122
AMZ (d)
= $446
IPO 5/14/2001

Promises Made, Promises Kept
KMP Budgeted
Distribution per unit:
2000: $1.60
2001: $1.95
2002: $2.40
2003: $2.63
2004: $2.84
2005: $3.13
2006: $3.28
2007: $3.44
2008: $4.02
2009: $4.20
2010: $4.40
2011: $4.60
KMP Actual
Distribution per unit:
2000: $1.71
2001: $2.15
2002: $2.435
2003: $2.63
2004: $2.87
2005: $3.13
2006: $3.26
2007: $3.48
2008: $4.02
2009: $4.20
2010: $4.40
Promises Made Promises Kept

Achieved LP distribution target in 10 out of 11 years

Kinder Morgan 2011-2012 Budget Guidance
KMP
2011 Budget
$4.60 per unit LP distributions declared
2012 Budget
$4.98 per unit LP distributions declared
(8.3% growth)
(a)
Total segment earnings before DD&A of
almost $4.4 billion
Assumes WTI crude oil price of $93.75/Bbl
on unhedged crude oil production
Sensitivity is ~$6 million per $1/Bbl change
in crude price (slightly more than 0.1% of
total segment earnings before DD&A)
Total growth capex of $1.7 billion
(b)
Over $490 million of equity funded by KMR
dividend
KMI
2011 Budget
$1.16 per share dividend ($1.19 expected
on declared basis)
2012 Budget
$1.35 per share dividend declared
(a,c)
12
Operate all of our assets in a safe, compliant and environmentally sound manner
(a)
Does not include any impact from the proposed acquisition of El Paso by KMI
(b)
Includes capital for internal expansions, small acquisitions and contributions to joint ventures
(c)
KMI previously announced that if the El Paso transaction were to close on January 1, 2012, KMI would expect to pay dividends per share of around
$1.45 for 2012; since the transaction is unlikely to be in effect for the full year 2012, KMI’s actual dividend in 2012 will likely be slightly less than $1.45

KMP

Diversified Cash Flow
$1,079MM segment EBDA
(a,d)
— 50% Interstate
— 50% Intrastate
(e)
$730MM segment EBDA
(a)
— 56% Pipelines
— 39% Associated Terminals
— 5% Transmix
$1,098MM segment EBDA
(a)
— 28% CO
2
transport and sales
— 72% oil production related
— Production hedged
(b)
:
2011=87% ($71/Bbl)
(c)
2012=72% ($90)
2013=47% ($92)
2014=25% ($93)
2015=11% ($99)
$713MM segment EBDA
(a)
— 56% Liquids
— 44% Bulk
CO
2
Terminals Products Pipelines
Natural Gas Pipelines
KMP Segment
Earnings before DD&A
2011E = $3.8 billion
(a,d)
$193MM segment EBDA
(a)
14
(a) Budgeted 2011 segment earnings before DD&A excluding certain items
(b) Percent of estimated net crude oil and heavy natural gas liquids production; 2011 figures represent remaining hedges as of November, 2011
(c) 2011 budget assumes an $89/Bbl price on unhedged barrels
(d) Includes $176.9 million of JV depreciation for REX, MEP, FEP, KinderHawk and Cypress
(e) Includes upstream segment
(KMP)
Kinder Morgan Canada
28%
29%
19%
19%
5%

$2.6 Billion Growth Expenditures Forecast in 2011
(a)
• $1,295 million of equity
- $838.8MM in KMP through secondary offerings / ATM
- $23.7MM issued as part of TGS acquisition
- $432.1MM in KMR dividends (includes KMR 3Q dividend paid 11/14/2011)
• $1,150 million of new debt  ($1,850 million including $700 million refinancing)
(a) 2011 forecast; where applicable, includes equity contributions to joint ventures (~$400 million) and acquisitions (~$1.2 billion)
(b) Includes growth capital expenditures for Kinder Morgan Canada of ~$11 million
Natural Gas
Pipelines
Products
Pipelines
(b)
Terminals
CO
2
KMP Growth
Expenditures
2011E = $2.6 billion
(a,b)

(KMP)
Year-to-date capital raised through 9/30/2011:

Near-term Areas of Growth
Potential Projects
Estimated Investment
Near-term (3-5 years)
(a)
Natural Gas / Liquids
–
Investments in shale infrastructure
Natural gas pipeline extensions / new construction
Crude / condensate storage
Convert natural gas assets to liquids / crude service
–
$1.0–1.8 billion
Terminals
–
Coal exports
Add ~35mm tons of incremental export coal
capacity at existing facilities
–
$0.7–0.8 billion
CO2
–
CO used for enhanced oil recovery (EOR)
100-300 MMcf/d expansion of CO source and
transportation capacity
–
$0.5–1.3 billion
Kinder Morgan
Canada
–
Move Oilsands crude and refined products to West
Coast for export
Expand Trans Mountain pipeline capacity by
80-400 MBbl/d
–
$1.5–4.0 billion
16
(KMP)
$3.7 to $7.9 billion in potential future growth opportunities
(a) Potential total project cost (8/8ths)
2
2

($ in billions)
(a) Includes equity contributions to joint ventures
(b) 1998 – 2010, does not include 2011 budget
(c) 2011 forecast
Total Invested by Type
(a,b)
Total Invested by Segment
(a,b)
17
Total Invested by Year
(a,b)
Over $22B of Growth Capital Invested
(a,b)
(KMP)

Returns on Capital
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010
Segment ROI
(a)
:
Products Pipelines 11.9% 11.8% 12.8% 12.9% 12.4% 11.6% 11.8% 13.2% 12.5% 13.4% 13.7%
Natural Gas Pipelines 13.3 15.5 12.9 13.5 14.0 15.5 16.7 17.5 16.9 14.0 11.9
CO
2
27.5 24.6 22.0 21.9 23.8 25.7 23.1 21.8 25.9 23.5 25.7
Terminals 19.1 18.2 17.7 18.4 17.8 16.9 17.1 15.8 15.5 15.1 14.6
Kinder Morgan Canada -- -- -- -- -- -- -- 11.0 12.1 12.8 13.7
KMP ROI 12.3% 12.7% 12.6% 13.1% 13.6% 14.3% 14.4% 14.1% 14.9% 13.9% 13.5%
KMP Return on Equity 17.2% 19.4% 20.9% 21.7% 23.4% 23.9% 22.6% 22.9% 25.2% 25.2% 24.3%
18
(KMP)
Note: A definition of this measure may be found in the appendix to the Analyst Conference presentation dated 3/24/2011, which is available on our website at
     www.kindermorgan.com
(a) G&A is deducted to calculate the KMP ROI, but is not allocated to the segments and therefore not deducted to calculate the individual Segment ROI

Balance Sheet Remains Solid
(a)
2011 $7
(e)
2012 $967
(f)
2013 $507
2014 $501
2015 $300
Total bank credit $2,200
Less:
Commercial paper (353)
Letters of credit (232)
Excess capacity $1,615
Credit Summary
Revolver Capacity Long-Term Debt Maturities
Debt / EBITDA
(b,c)
3.6x
EBITDA / interest
(c)
6.4x
Long-term debt rating Baa2 / BBB / BBB
(d)
($ in millions)
(a) All figures as of 9/30/2011
(b) Debt balance excludes fair value of interest rate swaps and is net of cash
(c) EBITDA and interest are trailing 12 months, EBITDA includes our proportionate share of REX, MEP, FEP, KinderHawk (through 2Q 2011), Eagle Hawk (beginning 3Q
2011) and Cypress DD&A
(d) As rated by Moody’s, S&P and Fitch, respectively
(e) Remaining 2011 maturities
(f) Excludes 9% senior notes due 2/1/2019 with optional put in 2012

(KMP)

Focused on Distribution Growth
History of Delivering Distribution
Growth
(a)
:
— 1-year growth = 4.8%
— 3-year growth = 8.1%
— 5-year growth = 7.0%
Annual LP Distribution Per Unit
(b)
(a) Compound annual growth in KMP LP distributions per unit for the 1-year, 3-year and 5-year periods ending 12/31/2010
(b) Annual LP distribution, rounded to 2 decimals where applicable
(c) 2011 budget

(KMP)

KMI

98% of Cash Comes from KMP
A major interstate natural gas
pipeline and one of the largest
natural gas storage operators in
the U.S.
KMI owns a 20% equity interest
and operates the pipeline
FERC-regulated
Primary customers are in Chicago
General Partner interest receives
incentive distributions from KMP
KMI owns ~11% of total limited
partner interests
Interests in KMP
(b)
NGPL
(a) 2011 budget
(b) Includes: (i) general partner interest, (ii) 21.7 million KMP units and (iii) 14.1 million KMR shares
KMI Total
Cash Receipts
2011E = $1.36 billion
(a)
—
Limited capital expenditures above KMP level
—
Post the IPO, new public stockholders own ~16% of KMI, the sponsors own ~45%, and
Rich Kinder, other management and original stockholders own ~39%
—
In 2011, KMI is budgeted to receive $1.36 billion in distributions, and after paying cash taxes, cash interest and G&A, is budgeted to have $820 million to distribute

(KMI)

Liquidity Summary
(a)
2011 ---
(d)
2012 $839
2013 ---
2014 ---
2015 $250
Total bank credit $1,000
Less:
Revolver drawn (375)
Letters of credit (41)
Excess capacity $584
Credit Summary
Revolver Capacity Long-Term Debt Maturities
2.4x
Long-term debt rating Ba1 / BB / BB+
(c)
($ in millions)
23
(a) Debt of KMI’s subsidiary, Kinder Morgan Kansas, Inc; all figures as of 9/30/2011
(b) Distributions received from equity investees net of G&A and sustaining capital expenditures for trailing 12 months; net debt excludes the fair value of interest rate
(c) As rated by Moody’s, S&P and Fitch, respectively
(d) Remaining 2011 maturities
(KMI)
Net debt / distributions received less G&A
(b)
swaps, purchase accounting and Kinder Morgan G.P., Inc.’s $100 million of Series A Fixed-to-Floating Rate Term Cumulative Preferred Stock due 2057

KMP Drives KMI Growth
Substantial cash flow
Minimal capital expenditures at
KMI level
Strong balance sheet
Growing distributions and
investment at KMP drive KMI
dividend growth
KMP Cash Distributions Received by KMI
24
(a)
In 2010, total distributions paid to KMI (GP + LP) were $1,032 million.  These distributions to KMI would have been $1,202 million ($170 million greater) if all distributions paid in August 2010 had been cash from operations, rather than a portion being a distribution to the LPs of cash from interim capital transactions; the GP receives only 2% of distributions of cash from interim capital transactions
(b)
2011 budget
(KMI)

KMP Risks
Regulatory
— Pacific Products Pipeline FERC / CPUC cases
— Periodic rate reviews
— Unexpected policy changes
Crude Oil Production Volumes
Crude Oil Prices
— 2011 budget assumes $89/Bbl realized price on unhedged barrels
Economically Sensitive Businesses (e.g., steel terminals)
Environmental
Terrorism
Interest Rates
— ~50% floating rate debt
— The full-year impact of a 100-bp increase in rates equates to an approximate $60 million increase in interest expense

KMI, KMP & KMR: Attractive Value Proposition
Unparalleled asset footprint
Established track record
Industry leader in all business segments
Experienced management team
Supportive general partner
Transparency to investors
Attractive returns driven by combination of yield plus growth

El Paso Update

Kinder Morgan National Footprint Pro Forma for
Proposed KMI Acquisition of El Paso
Kinder Natural Gas Pipelines
Natural Gas Storage
Natural Gas Processing
Gas Treaters
NGPL (KMI)
NGPL Gas Storage (KMI)
Products Pipelines
Products Pipelines Terminals
Transmix Facilities
CO
2
Pipelines
CO
2
Oil Fields
Crude Oil Pipelines
Terminals
Petroleum Pipelines
Petroleum Pipelines Terminals
Headquarters
El Paso Natural Gas Pipelines
Tennessee Gas Pipeline
Elba Express Pipeline
Elba Island LNG
Florida Gas Transmission (50%)
Gulf LNG (50%)
Southern Natural Gas
Cheyenne Plains Pipeline
Wyoming Interstate
Colorado Interstate Gas
Mojave Pipeline
El Paso Natural Gas
Ruby Pipeline (50%)
Combined Assets

El Paso Transaction Timeline
E&P sale process under way
Integration plan being developed
Expect Q1 2012 shareholder meeting
— Registration statement filed
Expect Q2 2012 closing
HSR pre-merger notification forms filed

Appendix

KMP 2011 Budget
(a)
2010 2011 Change
Actual Budget $ %
Segment EBDA $3,311.8 $3,636.7 $324.9 10%
Segment EBDA w/JV DD&A
(b)
$3,457.4 $3,813.6 $356.2 10%
Distributable cash flow
Net income $1,505.5 $1,746.9 $241.4 16%
DD&A
(b)
1,056.2 1,100.1 43.9 4
Book / cash tax difference 26.3 38.1 11.8 45
Eagle Ford / Express / Endeavor 4.7 6.8 2.1 45
Sustaining capex
(c)
(179.2) (224.8) (45.6) 25
Total distributable cash flow 2,413.5 2,667.1 253.6 11
General partner's interest (1,053.4) (1,153.0) (99.6) 9
Distributable cash flow $1,360.1 $1,514.1 $154.0 11%
Average Units Outstanding 307.1 321.1 14.0 5%
Total DCF per unit $4.43 $4.72 $0.29 6%
LP distribution per unit $4.40 $4.60 $0.20 5%
Excess coverage $8.5 $37.0
Earnings per unit $1.47 $1.85
($ in millions, except per unit)
31
(a) Excluding certain items
(b) Includes $145.6 million and $176.9 million of joint venture DD&A for full-year 2010 and 2011, respectively, for our share of REX, MEP, FEP, KinderHawk and Cypress
(c) Includes joint venture sustaining capex for our share of REX, MEP, FEP, KinderHawk and Cypress

KMP Quarterly Profile
(a)
(a)Excluding certain items; please see KMP’s periodic reports on Form 10-K and Form 10-Q for a more detailed presentation
(b)Includes joint venture DD&A for our share of REX, MEP, FEP, KinderHawk and Cypress
(c)2011 budget
(d)Includes our share of joint venture DD&A and is reduced by joint venture sustaining capital expenditures
1Q 2Q 3Q 4Q Year
Segment EBDA w/JV DD&A (b)
2011B Total Segments (c) 24% 23% 25% 28% $3,813.6
2010
Products Pipelines 24% 26% 25% 25% $687.5
Natural Gas Pipelines 26% 22% 23% 29% 981.4
CO2
26% 25% 24% 25% 960.2
Terminals 23% 25% 25% 27% 646.6
Kinder Morgan Canada 25% 24% 24% 27% 181.6
Total Segments 25% 24% 24% 27% $3,457.4
2009
Products Pipelines 23% 25% 26% 26% $635.1
Natural Gas Pipelines 25% 20% 25% 30% 862.1
CO2
21% 25% 25% 29% 796.4
Terminals 23% 25% 25% 27% 576.1
Kinder Morgan Canada 21% 26% 29% 24% 165.7
Total Segments 23% 24% 25% 28% $3,035.4
DCF/unit (d)
2011B (c) 25% 20% 24% 31% $4.72/unit
2010 27% 24% 23% 26% $4.43/unit
2009 23% 23% 26% 28% $4.25/unit
Earnings/unit
2011B (c) 23% 17% 23% 37% $1.85/unit
2010 29% 24% 16% 31% $1.47/unit
2009 16% 24% 29% 31% $1.38/unit
($ in millions, except per unit)

KMP’s Stable Asset Base
Natural Gas
Pipelines
Products
Pipelines
CO
2
Terminals
Kinder Morgan
Canada
Volume Security
– Interstate: virtually all
take or pay
– Intrastate: ~75%
take or pay
(a)
– Volume based
– S&T: primarily
minimum volume
guarantee
– Liquids: take or pay
– Bulk: minimum
volume guarantee,
requirements
– No volume risk
Remaining
Contract Life
– Transportation: 9.0 yrs – Not applicable – S&T: 4.7 yrs
– Liquids: 4.3 yrs
– Bulk: 3.2 yrs
– 1.4 yrs
(b)
Pricing Security
– Interstate: primarily
fixed based on contract
– Intrastate: primarily
fixed margin
– PPI + 2.65%
– S&T: 76% fixed
– O&G: volumes
87% hedged
(c)
– Based on contract;
typically fixed or
tied to PPI
– Fixed based on
toll settlement
Regulatory
Security
– Interstate: regulatory
return mitigates
downside; may receive
higher recourse rates for
increased costs
– Intrastate: essentially
market-based
– Pipeline: regulatory
return mitigates
downside
– Terminals &
transmix: not
price regulated
(d)
– Primarily
unregulated
– Not price regulated
– Regulatory
return mitigates
downside
Commodity
Price Exposure
– Interstate: no direct
– Intrastate: limited
– No direct
– S&T: 24% tied to
oil price
– O&G: volumes
13% unhedged
(c)
– No direct – No direct
Note: all figures as of beginning of year, except where noted
(a) Transportation for intrastate pipelines includes term purchase and sale portfolio
(b) Assumes 1-year rate settlement on Trans Mountain
(c) Percent hedged of remaining 2011 expected production, includes heavier NGL components (C4+) as of November 2011
(d) Terminals are not FERC regulated, except portion of CALNEV

TransColorado
2
2
KMTP
KMTejas
KMIGT
Trailblazer
2
KMLP
REX
REX
FEP
MEP
KinderHawk
Eagle Ford
KMP Natural Gas Pipelines Segment
2011 Growth Drivers:
Fayetteville Express (FEP) pipeline in-
service
Eagle Ford shale development (under JV
with Copano, and on standalone basis)
KinderHawk full year plus volume growth
Storage expansions
Full year of MEP expansions
Long-term Growth Drivers:
Natural gas is the logical fuel of choice
— Cheap, abundant, domestic and clean
Demand growth and shifting supply from
multiple basins lead to:
— Pipeline / storage expansions and
extensions (e.g. Eagle Ford)
— Greenfield development (e.g. FEP)
— Integrated solutions (gas service,
NGL lines / rail options)
Optionality of deploying portions of
existing footprint in different product uses
Expand service offerings to customers
(e.g. treating and G&P)
Acquisitions
Well-positioned in the Rockies, shales and in Texas
NATURAL GAS PIPELINES
NATURAL GAS STORAGE
NATURAL GAS PROCESSING
GAS TREATERS
KM HEADQUARTERS
(2)
INDICATES NUMBER OF
FACILITIES IN AREA

KMP Products Pipelines Segment
2011 Growth Drivers:
PPI tariff escalator (PPI + 2.65 = ~6.8% (a) )
Organic volume growth
Full year of 2010 acquisitions (Chevron,
Shell, High Sierra) and expansion projects
(Carson, Colton, KMST)
Long-term Growth Drivers:
RFS (b) and proliferation of product specs
increase demand for storage and ancillary
services
— Ethanol and biodiesel growth
including terminals and pipeline
expansions
Development of shale play liquids
infrastructure
— Condensate transportation and
storage services from Eagle Ford
— Bakken crude service on Cochin
— Marcellus pipeline connection to
Cochin
Tariff index adjustments / organic volume
growth
Increased outsourcing of military fuel
logistics
Acquisitions
Well-located with origin in refinery / port hubs and terminus in population centers
(a) Starting 7/1/2011
(b) RFS (U.S. Renewable Fuels Standard) requires a two-fold increase in use of renewable fuels through 2022, from 13 Bgal/yr in 2010 to 36 Bgal/yr in 2022
35
Pacific
Northern
2
Pacific
CALNEV
Plantation
Cypress
Central
Florida
2
2
4
3
2
Cochin
2
2
PRODUCTS PIPELINES
PRODUCTS PIPELINES
TERMINALS
TRANSMIX FACILITIES
KM HEADQUARTERS
(2)
INDICATES NUMBER OF
FACILITIES IN AREA

KMP Terminals Segment
2011 Growth Drivers:
Increase in rates on existing contracts
Higher coal and ethanol throughput
Full year of 2010 acquisitions (Slay,
USD, Watco) and expansion projects
(Carteret and Pier IX)
Partial benefit from $159 million in
expected 2011 acquisitions
Long-term Growth Drivers:
Diversity of product specs and
customer desire for optionality lead to:
— Expansions and higher rates at
well-located, high-connectivity
terminals
Two-fold increase in use of renewable
fuels through 2022
(a)
leads to:
— Ethanol / biofuel expansion
Newbuild and expansion of petcoke
and export coal terminals (IMT and
Houston)
Expansion of rail business
Acquisition of terminals from “mom
and pop” owners and from majors
Well-located in refinery / port hubs and inland waterways
36
(a) RFS (U.S. Renewable Fuels Standard) requires a two-fold increase in use of renewable fuels through 2022, from 13 Bgal/yr in 2010 to 36 Bgal/yr in 2022
TERMINALS
KM HEADQUARTERS
INDICATES NUMBER OF
FACILITIES IN AREA
(2)
9
5
2
3
2
4
7
3
2
4
3
4
2
2
2
3
2
2
2
2
3

KMP CO
2
Segment
2011 Growth Drivers:
Current forecast 250-300 Bbl/d
production increase at Katz
Higher overall oil / NGL prices
CO2
S&T price increases
Relatively flat production at SACROC
and Yates
Long-term Growth Drivers:
Billions of barrels of domestic oil still
in place
Strong demand for CO2
— Higher rates and better terms on
new CO2
S&T contracts
— Potential expansion of
CO2
source
fields / pipelines
Continue buildout of SACROC /
Yates / Katz
— Continuing technology
improvements
Own and operate best source of CO
2
for EOR
37
*For asset descriptions and map see slide  6 of Appendix to 3/24/2011 Analyst Conference presentation, available on our website at www.kindermorgan.com
CO
2
PIPELINES
CO
2
OIL FIELDS
KM HEADQUARTERS
CO
2
SOURCE FIELDS
CRUDE OIL PIPELINES

KMP Kinder Morgan Canada Segment
Sole oil pipeline from Oilsands to West Coast / export markets

KM HEADQUARTERS
PETROLEUM PIPELINES
PETROLEUM PIPELINES
TERMINALS
(2)
INDICATES NUMBER OF
FACILITIES IN AREA
Express
Platte
Trans
Mountain
Puget
Sound
2
2011 Growth Drivers:
New toll settlement pending on Trans
Mountain pipeline (TMPL)
Long-term Growth Drivers:
Expand Oilsands export capacity to
West Coast and China
— TMPL is lowest-cost option with
ability to do staged expansions,
or one large expansion
Expanded dock capabilities
(Vancouver)
Merchant terminal opportunities on
West Coast
Bakken opportunities on Platte pipeline